

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 1, 2007

Via Facsimile (213)629-5063 and U.S. Mail

Kenneth J. Baronsky, Esq.
Milbank Tweed Hadley & McCloy LLP
601 S. Figueroa Street, 30th Floor
Los Angeles, California 90017

> **Re:** **Station Casinos, Inc.**
> **Schedule 14A filed May 7, 2007**
> **File No. 1-12037**
> **Schedule 13E-3 filed by Station Casinos, Inc., et al. on May 7, 2007**
> **File No. 5-48915**

Dear Mr. Baronsky:

We have reviewed the filing listed above and have the following comments. The scope of our review is limited to the issues raised below.

Schedule 13E-3

1. We note that the Rollover Stockholders include Blake and Delise Sartini. What consideration was given to whether the Sartinis are affiliates of the company within the scope of Rule 13e-3(a)(1) and should be "filing persons" for the purposes of Schedule 13E-3?   Further, what consideration was given to whether Colony Capital LLP and Thomas J. Barrack, Jr. should be filing persons on the Schedule 13E-3? We note that Colony Capital, or its affiliate, formed FC Investor, a filing person, in connection with the transaction and that Mr. Barrack will be the beneficial owner of a number of the voting shares of Station following the transaction. In this regard, we direct you to Section II.D.3 of the Division of Corporation Finance's Current Issues Outline (November 14, 2000), available on our website.

2.   Expand the disclosure in the proxy statement to include a fairness determination for each filing person. To the extent any filing person did not perform its only analysis, it may adopt the analysis of another to satisfy its obligations under Item 1014 of Regulation M-A.

Proxy Statement

Interests of Certain Person in the Merger, page 2

3.   To the extent practicable, quantify the interests described under this heading.

Requisite Stockholder Vote, page 3
Share Ownership of Directors and Executive Officers, page 3

4.   Expand to provide the percentage of shares which the Rollover Stockholders have agreed to vote in favor of the transaction.

Special Factors, page 17

--Background of the Merger, page 17

5.   Expand the first paragraph to discuss the reasons the Fertittas determined to initiate discussions regarding a possible going-private transaction in August of 2006. See Item 1013(c) of Regulation M-A.

6.   Clarify the reasons the Fertittas sought to meet with Firm A and why further discussions were not pursued. Expand to describe the "other options" to be explored by the Fertittas. To the extent they considered and rejected any alternatives, please state the reasons.

7.   We note from the top of page 18 that Station entered into confidentiality agreements with several parties, including Colony. Expand to address who initiated these contacts. For example, were the parties approached by the Fertittas? Were there other parties approached by the Fertittas? Why were discussions with parties other than Colony terminated?

8.   We note that E&Y performed financial analysis on behalf of Colony. Please expand to describe the analysis performed. Further, what consideration was give to whether such analysis is an Item 1015 report to be filed and described in accordance with the requirements of Regulation M-A?

9.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement may apply to both preliminary and final reports. To the extent you have not already done so, please revise to summarize all the presentations made by Bear Stearns and also file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Alternatively, advise us as to why you do not believe the preliminary presentations need to be described.

10.   Expand the discussion of the January 19, 2007 special committee meeting to describe the issues raised by the stockholder in more detail. Clarify whether the stockholder met with the special committee or otherwise clarify how they communicated their views. We note that the stockholder submitted a valuation to the special committee. Expand to discuss what consideration the special committee or its advisors gave to the stockholder's valuation. Finally, what consideration was given to summarizing the valuation or whether the valuation is an Item 1015 report that should be described in more detail?

11.   We note from the last paragraph on page 24 that the special committee received an opinion pursuant to the terms of the company's indentures. What consideration was given to whether the opinion is an Item 1015 report that should be described in more detail?

Recommendation of the Special Committee …, page 25

12.   The first bullet refers to other alternatives available to Station, including stock repurchases or a leveraged recapitalization. The consideration given to such alternatives is unclear. Please expand where appropriate to discuss these alternatives and the reasons for their rejection in more detail. Quantify to the extent practicable. In this regard, we note that the committee believes the value offered in the merger is more favorable than the potential value that might result from the alternatives.

13.   Expand the sixth bullet to describe the performance of Station's common stock relative to other industry participants and general market indices. If the committee relied on Bear Stearns' analysis in this regard, please clarify.

14.   We refer to the valuation provided by the stockholder representative. Did the special committee give any consideration to this valuation as part of its fairness determination?

15.   We note that the special committee considered that "go-shop provision" as a factor supporting the procedural fairness of the transaction. In this regard, did the committee give any consideration to the voting agreements which may have discouraged potential suitors?

<u>Opinion of Financial Advisor, page 32</u>

16.   Quantify the amount of compensation received by Bear Stearns and CBRE in connection with their services for the transactions and over the last two years.

        Please promptly amend the Schedules 13E-3 to comply with our comments. Provide the information we request supplementally in a letter "tagged" as correspondence and filed via EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Direct any questions to me at (202) 551-3265 or by facsimile at (202) 772-9203

                            Sincerely,

                            Pamela Carmody
                            Special Counsel
                            Office of Mergers
                            and Acquisitions